Exhibit 99.1

Westpac Banking Corporation ABN 33 007 457 141

Group Secretariat
Level 25, 60 Martin Place
Sydney NSW 2000 Australia
Telephone: 9216 0390
Facsimile: 9226 1888
elawler@westpac.com.au

17 December 2004

Company Announcements Platform

Australian Stock Exchange Limited

20 Bridge Street

Sydney NSW 2000

Dear Sir/Madam

2004 Annual General Meeting

At Westpac Banking Corporation’s (“Westpac”) Annual General Meeting (“AGM”) on 16 December 2004, the following business included in the Notice of Meeting was carried by the requisite majority:

Item 1 – Reports and Accounts

The reports of the directors and the auditors and the financial reports of Westpac for the year ended 30 September 2004 were received and considered.

Item 2 – Election of Directors

•                  Mr Gordon Cairns was elected as a Director of Westpac.  The resolution was decided by a show of hands.

•                  Mr Ted Evans was elected as a Director of Westpac. The resolution was decided by a show of hands.

All resolutions were decided by a show of hands.  In accordance with section 251AA of the Corporations Act 2001, we advise that the total number of proxy votes which were available are attached as Attachment 1.

A copy of the Notice of Meeting has already been lodged with the ASX.

Yours sincerely

Emma Lawler

Head of Group Secretariat (Acting)

Attachments:

Attachment 1:                    Breakdown of proxy votes as required by Section 251AA(2) of the Corporations Act 2001 (Cwlth)

RESULTS OF MEETING	WESTPAC BANKING CORPORATION
ANNUAL GENERAL MEETING
Thursday, December 16 2004

As required by section 251AA(2) of the Corporations Act 2001 (Cwlth) the following statistics are provided in respect of the/each resolution on the agenda.

	Manner in Which the securityholder directed the proxy vote:					Manner in which votes were cast in person as by proxy on a Poll (Where Applicable)
Resolution	TOTAL	votes “for”	votes “against”	votes “abstain”**	votes “discretionary”	“for”	“against”	“abstain”**
1 - ‘RE-ELECT EDWARD ALFRED EVANS AS A DIRECTOR’	776,833,559	702,877,609	15,580,148	1,524,591	58,375,802	N/A	N/A	N/A

2 - ‘ELECT GORDON MCKELLAR CAIRNS AS A DIRECTOR’	777,014,403	702,723,627	15,702,325	1,345,747	58,588,451	N/A	N/A	N/A

** - Note that votes relating to a person who abstains on an item are not counted in determining whether or not the required majority of votes were cast for or against that item